UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR

                     For the Period Ended: October 31, 2007

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    National Lampoon, Inc.

Former Name if Applicable:                  Not Applicable

Address of Principal Executive Office:      8228 Sunset Boulevard, Third Floor

City, State, and Zip Code:                  Los Angeles, California 90046


PART II - RULES 12b-25(B) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

      The Company was unable to file its report within the prescribed time period because it did not have sufficient accounting personnel to complete the report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                                Daniel S. Laikin
                             Chief Executive Officer
                             National Lampoon, Inc.
                                 (310) 474-5252

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed. If the answer is no, identify the report(s):

                                                              [x] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [x] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             National Lampoon, Inc.
       -------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    December 17, 2007

                                              /s/Daniel S. Laikin
                                              ----------------------------
                                              By: Daniel S. Laikin
                                              Chief Executive Officer

National Lampoon, Inc.
Part IV, Item 3

The Company expects a decrease in revenues for the three month period ended October 31, 2007 of approximately $3,322,147 or approximately 80%. This decrease in revenues occurred because during the three month period ended October 31, 2006, the Company had received a settlement of approximately $2.9 million related to a royalty dispute. No such payment was made during the three month period ended October 31, 2007.